DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

November 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A of DWS Multi-Asset Growth Allocation Fund (the “Fund”), a series of Deutsche DWS Asset Allocation Trust (the “Registrant”) (Reg. Nos. 033-86070/811-08606)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on November 5, 2019. The Amendment was filed on behalf of the Fund on October 1, 2019.

The Staff’s comments are restated below followed by the Fund’s responses. The Registrant acknowledges that comments regarding the Fund’s principal investment strategies and risks are also applicable to the two funds that are included in the prospectus with the Fund. While most of the comments and responses below reference only the Fund, all three funds apply the same policies with varying asset allocations and any changes to disclosure will be made for the other funds as applicable.

1.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus and were sent via e-mail on November 21, 2019.

2.	Comment: Please confirm that the fee waiver/expense reimbursement reflected in the fee table will remain in effect for at least one year from the date of the Fund’s prospectus.

Response: The disclosure below the fee table reflects that the fee waivers/reimbursements are in effect through November 30, 2020.

3.	Comment: With respect to the fee waivers/expense reimbursements included in the Fund’s fee table, please indicate whether there is a recoupment arrangement in place and, if there is, please describe such arrangements.

Response: The Fund’s fee waiver/expense reimbursement arrangements do not provide for the recoupment of waived fees or reimbursed expenses.

4.	Comment: Please disclose under “Principal Investment Strategies” that the Fund will invest in junk bonds.

Response: Appropriate disclosure has been added under “Main investments.”

5.	Comment: Please provide additional disclosure about how portfolio management uses ESG factors, including what issues portfolio management considers and how it uses those considerations to make investment decisions

Response: Appropriate disclosure has been added under “Main investments.”

6.	Comment: “Stock market risk” includes the following sentence: “To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.” If the Fund does focus on a particular region, capitalization or sector please include specific investment strategy and risk disclosure.

Response:   While the Fund does not currently focus on a particular region, capitalization or sector, the Registrant believes the existing risk disclosure is appropriate because the Fund’s asset allocation may vary over time.

7.	Comment: The Staff notes that the prospectus lists the same principal risks for each of the funds. (1) Please consider whether each risk is truly a principal risk of each fund, and (2) where a risk is a principal risk for a fund, please consider whether the risk is sufficiently tailored to that fund. (Note that for this purpose “principal” means reasonably likely to affect a fund’s NAV, yield or return. See ADI 2019-08 on risk disclosure.)

Response: The “Main Risks” section for each fund has been revised, as applicable.

8.	Comment: “Concentration risk – underlying funds” mentions gold-related investments as a type of investment in which a fund might concentrate. If gold-related investments are a principal investment strategy of the Fund please include such investments in the discussion under “Principal Investment Strategies.”

Response: Gold-related investments are not a principal investment strategy of the Fund and the noted risk disclosure has been revised accordingly.

9.	Comment: “Concentration risk – underlying funds” includes the following sentence: “The fund does not control the investments of the underlying funds, and any increased exposure to industries or issuers occurs as a result of the underlying funds following their own investment objectives and strategies.” With regard to this disclosure, please note that the Staff’s position is that a fund may not ignore the investments of affiliated and unaffiliated underlying funds when determining if it is in compliance with its concentration policies. Please add disclosure clarifying that the fund will consider investments of its underlying funds to the extent practicable when determining whether it is in compliance with its concentration policies

Response: The following sentence has been added to the noted risk discussion: “However, to the extent practicable, the fund will consider whether an underlying fund’s investments may create significant exposure to a particular industry or group of industries and any related risk from such exposure.”

10.	Comment: “Real estate securities risk” mentions REITs. If investment in REITs is a principal investment strategy of the Fund please include appropriate disclosure under “Principal Investment Strategies.”

Response: The disclosure under Main investments has been revised to include REITs as a possible investment of the Fund.

11.	Comment: “Securities lending risk” is included in the summary section of the prospectus. The Staff was unable to locate disclosure regarding securities lending under “Principal Investment Strategies” and notes that the funds did not use securities lending in the most recent fiscal year (according to the funds’ SAI). Please consider whether securities lending is a principal strategy of each fund and, if so, add appropriate disclosure.

Response: While the funds do not currently use securities lending as a principal investment strategy, many of each fund’s underlying funds do engage in securities lending. As such, the funds may be subject to the risks inherent in the practice of lending securities. Securities lending risk has been removed from the summary section and retained only in the “Fund Details” section of the prospectus.

12.	Comment: The prospectus includes “Senior loans risk.” If investing in senior loans is a principal investment strategy of the Fund please add appropriate disclosure under “Principal Investment Strategies.

Response: While the Fund does not currently invest in senior loans as part of its principal investment strategy, certain of the underlying funds do invest in senior loans. As such, the Fund may be subject to the risks inherent with investing in senior loans. Senior loans risk has been relocated to the Fund Details section of the prospectus.

13.	Comment: In the SAI Part I, fundamental investment restriction (7) includes the following sentence: “However, each underlying DWS fund in which each fund will invest may concentrate its investments in a particular industry.” With regard to this disclosure, please note that the Staff’s position is that a fund may not ignore the investments of affiliated and unaffiliated underlying funds when determining if it is in compliance with its concentration policies.

Response: In determining compliance with its concentration policies, each fund considers the concentration policies of underlying funds, though it does not look through to all securities held in underlying funds. The Registrant is not aware that the Staff has issued formal guidance on the application of the concentration policy to funds of funds. To the extent each fund determines its investment in an underlying fund exposes the fund to a material risk, including significant exposure to a particular industry or group of industries, the fund will take steps to ensure that it has appropriate risk disclosure relating to that exposure.

14.	Comment: In the SAI Part I, following the list of fundamental investment restrictions is the following sentence: “The SEC staff currently interprets concentration to mean investing more than 25% of a fund’s assets in a particular industry or group of industries (excluding US government securities).” Given that each fund invests in municipal securities as a principal investment strategy, please note that the fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response: To the extent that a fund invests directly in private activity bonds, in determining compliance with its concentration policies each fund will look to the industry of the underlying obligor.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Es q., Vedder Price PC

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